Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 18-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 18-A-I Registration Statement No. 333-155535 Dated June 2, 2009; Rule 433

Structured Investments	$ Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index due June 8, 2012

General

  The notes are designed for investors who seek a return of 1.30 times the appreciation of the S&P 500® Index up to a maximum total return on the notes that will not be less than 45.00%* or greater than 50.00%*. Investors should be willing to forgo interest and dividend payments, and if the Index closing level on the Observation Date declines, as compared to the Initial Index Level, by more than 50%, be willing to lose most or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 8, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on June 5, 2009 and are expected to settle on or about June 10, 2009†.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	1.30
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.30, subject to a Maximum Total Return on the notes that will not be less than 45.00%* or greater than 50.00%*. For example, assuming the Maximum Total Return is 45.00%*, if the Index Return is more than approximately 34.61538%, you will receive the Maximum Total Return on the notes of 45.00%*, which entitles you to a maximum payment at maturity of $1,450 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 1.30)]

*The actual Maximum Total Return will be set on the pricing date and will not be less than 45.00% or greater than 50.00%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,450 or greater than $1,500.

Your principal is protected against up to a 50% decline in the Index at maturity. If the Ending Index Level is equal to or declines from the Initial Index Level and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Index declines below the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

If the Ending Index Level is less than the Initial Index Level by more than the 50% Knock-Out Buffer Amount, a Knock-Out Event has occurred and the protection provided by the 50% Knock-Out Buffer Amount will terminate and you will lose most or all of your investment at maturity.

Knock-Out Event:

A Knock-Out Event occurs if the Index closing level on the Observation Date (i.e., the Ending Index Level) has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount. For the avoidance of doubt, the notes are subject to daily index monitoring on a single Monitoring Day (i.e., the Observation Date).

Knock-Out Buffer Amount:	50%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	June 5, 2012†, which is also the Monitoring Day (as defined in the accompanying product supplement no. 18-A-I).
Maturity Date:	June 8, 2012†
CUSIP:	48123LZ56
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 18-A-I.

Investing in the Knock-Out Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 18-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today and assuming a Maximum Total Return of 45.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $15.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $17.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-30 of the accompanying product supplement no. 18-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

June 2, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 18-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 18-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 18-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005673/e33560_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.30, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 45.00% or greater than 50.00%. Accordingly, the actual maximum payment at maturity will not be less than $1,450 or greater than $1,500 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 50% (i.e., if a Knock-Out Event has not occurred). If the Ending Index Level has declined, as compared to the Initial Index Level, by more than 50% (i.e., if a Knock-Out Event has occurred), the protection provided by the 50% Knock-Out Buffer Amount will terminate and for every 1% decline of the Index below the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 18-A-I.

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-1

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 18-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 18-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the 50% Knock-Out Buffer Amount (i.e., if a Knock-Out Event has occurred), the protection provided by the 50% Knock-Out Buffer Amount will terminate and for every 1% decline of the Index below the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose most or all of your principal.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 45.00% or greater than 50.00%
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, if any, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-2

  price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE — If the Index closing level on the Observation Date (i.e., the Ending Index Level) declines below the Initial Index Level by more than the 50% Knock-Out Buffer Amount, you will be fully exposed to any depreciation in the Index. Because the Ending Index Level will be determined based on the Index closing level on a single trading day near the end of the term of the notes, the Index closing level on the maturity date or at other times during the term of the notes could be at a level above the Initial Index Level minus the 50% Knock-Out Buffer Amount. This difference could be particularly large if there is a significant decrease in the Index closing level during the later portion of the term of the notes or if there is significant volatility in the Index during the term of the notes, especially on dates near the Observation Date.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of a Knock-Out Event occurring will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has from time to time experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 950 and a Maximum Total Return on the notes of 45.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 45.00% or greater than 50.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)

1710.00000	80.00000%	45.00%	N/A
1567.50000	65.00000%	45.00%	N/A
1425.00000	50.00000%	45.00%	N/A
1330.00000	40.00000%	45.00%	N/A
1278.84615	34.61538%	45.00%	N/A
1235.00000	30.00000%	39.00%	N/A
1140.00000	20.00000%	26.00%	N/A
1045.00000	10.00000%	13.00%	N/A
997.50000	5.00000%	6.50%	N/A
959.50000	1.00000%	1.30%	N/A
950.00000	0.00000%	0.00%	N/A
902.50000	-5.00000%	0.00%	N/A
855.00000	-10.00000%	0.00%	N/A
760.00000	-20.00000%	0.00%	N/A
665.00000	-30.00000%	0.00%	N/A
570.00000	-40.00000%	0.00%	N/A
475.00000	-50.00000%	0.00%	N/A
474.90500	-50.01000%	N/A	-50.01%
380.00000	-60.00000%	N/A	-60.00%
285.00000	-70.00000%	N/A	-70.00%
190.00000	-80.00000%	N/A	-80.00%
95.00000	-90.00000%	N/A	-90.00%
0.00000	-100.00000%	N/A	-100.00%

(1) The Index closing level is greater than or equal to 475 on the Observation Date.
(2) The Index closing level is less than 475 on the Observation Date.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 997.50. Because the Ending Index Level of 997.50 is greater than the Initial Index Level of 950, the investor receives a payment at maturity of $1,065 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.30)] = $1,065

Example 2: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 475. Although the Ending Index Level of 475 is less than the Initial Index Level of 950, because the Index did not close below 475 on the Observation Date, a Knock-Out Event has not occurred and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 1330. Because the Ending Index Level of 1330 is greater than the Initial Index Level of 950, and the Index Return of 40% multiplied by 1.30 exceeds the hypothetical Maximum Total Return of 45.00%, the investor receives a payment at maturity of $1,450 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 380. Because the Ending Index Level of 380 is less than the Initial Index Level of 950 by more than the Knock-Out Buffer Amount of 50%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -60%) = $400

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-4

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 2, 2004 through May 29, 2009. The Index closing level on June 1, 2009 was 942.87. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	TS-5